Exhibit 99.5

COCA-COLA ENTERPRISES INC.

2004 STOCK AWARD PLAN

(As Amended Effective December 31, 2008)

1.         Purpose.  The purpose of this 2004 Stock Award Plan (the “Plan”) is to assist Coca-Cola Enterprises Inc. (the “Company”), and its Subsidiaries in attracting, retaining, and rewarding high-quality executives, employees, and other persons who provide services to the Company and/or its Subsidiaries, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareowners, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of shareowner value.

2.         Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1, above:

 (a)      “Award” means any Option, SAR, Restricted Stock, and Deferred Stock Units granted under this Plan.

 (b)      “Beneficiary” means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(a) .  If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(c)       “Board” means the Company’s Board of Directors.

(d)       “Change in Control” means the occurrence of any of the circumstances described below in subparagraphs (i) through (iv):

(i)   If any “person”, except for:

the Company or any Subsidiary of the Company;

a trustee or other entity holding securities under any employee benefit plan of the Company or any Subsidiary of the Company; and

The Coca-Cola Company, but only to the extent of its “current ownership”

is or becomes the “beneficial owner” directly or indirectly, of securities of the Company representing more than 20% of the combined total voting power of the Company’s then-outstanding securities.

As used in this definition of “change in control”

 “person” is used as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (as amended);

 “beneficial owner” is used as defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended), and

 “current ownership” of The Coca-Cola Company means that entity’s direct and indirect beneficial ownership of no more than an aggregate of 168,956,718 shares of the Company’s common stock (including shares of the Company’s common stock issuable upon the exercise, exchange or conversion of securities exercisable or exchangeable for, or convertible into, shares of the Company’s common stock), the aggregate number being subject to adjustment for subsequent stock splits or dividends payable in stock that are applicable to all shares of the Company’s common stock.

 (ii)  If during any period of two consecutive years,

the individuals constituting the Board of Directors of the Company at the beginning of the two-year period; and any new Director — except for a director designated by a person who has entered into an agreement with the Company to effect a “change in control” described in (a), (c) or (d) —whose election by the Board or nomination for election by the Company’s shareowners was approved by a vote of at least two-thirds of the Directors then still in office who were either directors at the beginning of the two-year period or whose election or nomination for election was previously so approved cease for any reason to constitute at least a majority of the Board.

 (iii)  If the shareowners of the Company approve a merger, consolidation or share exchange with any other “person”, other than:

a merger, consolidation or share exchange that would result in the voting securities of the Company outstanding immediately prior to such event continuing to represent (either by remaining outstanding or being converted into voting securities of either

 (A)  the surviving entity or

 (B)  another entity that owns, directly or indirectly, the entire voting interest in the surviving entity (the “parent”))

more than 50% of the voting power of the voting securities of the Company or the surviving entity (or its “parent”) outstanding immediately after such event; or

a merger or consolidation effected to implement a recapitalization of the Company in which no “person” acquires more than 30% of the combined voting power of the Company’s then-outstanding securities;

then, a “change in control” shall have occurred immediately prior to such merger, consolidation or share exchange.

 (iv)  The shareowners of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect).

(e)       “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(f)        “Committee” means not less than two members of the Governance and Compensation Committee of the Board, each of whom shall be (i) a “disinterested director” within the meaning of Rule 16b-3 under the Exchange Act, unless administration of the Plan by “disinterested directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, and (ii) an “outside director” as defined under Code Section 162(m), unless the action taken pursuant to the Plan is not required to be taken by “outside directors” in order to qualify for tax deductibility under Code Section 162(m).

(g)       “Covered Employee” shall have the same meaning as “Covered Employee” under Code Section 162(m) and regulations thereunder.

(h)       “Deferred Stock Unit” means a right, granted to a Participant under Section 6(e), to receive Stock, cash or a combination at the end of a specified deferral period.

(i)        “Dividend Equivalents” means an amount credited under a Participant’s Deferred Stock Unit Award, which amount is equal to the dividends paid on the Stock, determined as if the Deferred Stock Unit were shares of Stock on the record date of any such dividend.

(j)        “Interest Credit”  means an amount credited under a Participant’s Deferred Stock Award, which amount is based on the annual rate equivalent to the weighted average prime lending rate of SunTrust Bank, Atlanta for the relevant calendar year or portion of the calendar year.

(k)       “Effective Date” means May 1, 2004, subject to the approval of the shareowners of the Company.

(l)        “Eligible Person” means directors, Executive Officers, other officers and employees of the Company or of any Subsidiary, as well as other persons providing key services to the Company or a Subsidiary.

(m)      “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(n)       “Executive Officer” means an executive officer of the Company as defined under the Exchange Act.

(o)       “Fair Market Value” means the Fair Market Value of Stock, Awards or other property as determined by the Committee or under procedures established by the Committee.  Unless otherwise determined by the Committee, the Fair Market Value of Stock shall be the average of the high and low market prices at which a share of Stock shall have been sold on the date for which the determination is made, or on the next preceding day if such date was not a trading day, as reported on the New York Stock Exchange Composite Listing reflecting composite trading as of 4:00 p.m., Eastern Time on the trading day.

(p)       “Option” means a right, granted to a Participant under Section 6(b), to purchase Stock or other Awards at a specified price during specified time periods.

(q)       “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(r)        “Performance Award” means an Award, or the right to receive an Award, granted to a Eligible Person under Section 8, which such Award or right shall be subject to the performance criteria specified by the Committee.

(s)       “Restricted Stock” means Stock granted to a Participant under Section 6(d), that is subject to certain restrictions and to a risk of forfeiture.

(t)        “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act or any similar law or regulation that may be a successor thereto.

(u)       “Stock” means shares of common stock, $1 par value, of the Company.

(v)       “Stock Appreciation Right” or “SAR” means a right granted to a Participant under Section 6(c) .

(w)      “Subsidiary” means any corporation or other business organization in which the Company owns, directly or indirectly, 20% or more of the voting stock or capital or profits interest at the time of the granting of an Award under this Plan.

3.         Administration.

(a)       Authority of the Committee.  The Plan shall be administered by the Committee.  The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to interpret the provisions of the Plan, select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, interpret the Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein, ensure that awards continue to qualify under Rule 16b-3, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.  Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, its shareowners, Participants, Beneficiaries, transferees under Section 10(a) or other persons claiming rights from or through a Participant.

(b)   Limitation of Liability.  In addition to such other rights of indemnification as they have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses (including, without limitation, attorneys’ fees) incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act in connection with the Plan or any Option granted hereunder, and against all amounts paid by them in settlement (provided such settlement is approved to the extent required by and in the manner provided by the Certificate of Incorporation or Bylaws of the Company relating to indemnification of directors) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding.

4.  Stock Subject to Plan.

(a)         Overall Number of Shares Available for Delivery. Subject to adjustment as provided in Section 10(b), the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be 30,900,000; provided, however, that the total number of shares of Stock with respect to Awards of Options and SARs shall not exceed 24,000,000; and provided, further that the total number of shares of Stock with respect to Awards of Restricted Stock and Deferred Stock Units shall not exceed 6,900,000. The Stock shall be made available from authorized and unissued shares or from Stock held by the Company in its treasury.

Effective April 24, 2007 and subject to adjustment as provided in Section 10(b), the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be 9,900,000.  The Stock shall be made available from authorized and unissued shares or from Stock held by the Company in its treasury.

 (b)      Availability of Shares Not Delivered Under Awards.  Shares of Stock subject to an Award under the Plan that is expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant will again be available for Awards under the Plan.  Stock received in payment upon the exercise of an Option may not be the subject of a subsequent Award.

5.         Eligibility; Per-Person Award Limitations.  Awards may be granted under the Plan only to Eligible Persons.  Subject to adjustment as provided in Section 10(b), no Eligible Person may be granted Options and SARs under this Plan that, considered together, relate to more than 4,800,000 shares of Stock, and no Eligible Person may be granted Restricted Stock and Deferred Stock Units under this Plan that, considered together, relate to more than 1,380,000 shares of Stock.

6.         Specific Terms of Awards.

(a)       General.  Awards may be granted on the terms and conditions set forth in this Section 6.

(i)           The Committee also may impose on any Award or the exercise, at the date of grant or thereafter (subject to Section 10(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant and terms permitting a Participant to make elections relating to his or her Award.

(ii)   The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is imposed in the Award agreement, provided, however, that the

Committee shall not have the discretion to accelerate or defer payment with respect to any Award that is subject to Code Section 409A if the exercise of such discretion would violate Code Section 409A.

(iii)    Any Award or the value of any Award made under this Plan may, subject to any requirements of applicable law or regulation and in the Committee’s sole discretion, be converted into Deferred Stock Units and subject to Section 6(e) below, provided, however, such conversion shall not be permitted with respect to any Award that is subject to Code Section 409A, nor shall such conversion be permitted if such conversion would violate Code Section 409A.

(iv)  Notwithstanding anything in this Plan to the contrary, an Option or SAR shall not be granted to an Eligible Person unless the Stock would constitute “service recipient stock” within the meaning of Treas. Reg. §1.409A-1(b)(5)(iii) with respect to such Eligible Person.

(b)       Options.  The Committee is authorized to grant Options to Eligible Persons on the following terms and conditions:

(i)        Exercise Price.  The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, provided that such exercise price shall be not less than the Fair Market Value of a share of Stock on the date of grant of such Option.

(ii)       Time and Method of Exercise.  Awards of Options may contain such provisions as the Committee shall determine appropriate, including provisions related to the vesting of the Option, the times at which, or the circumstances under which, an Option may be exercised, and the methods by which such exercise price may be paid or deemed to be paid.

(iii)      Duration of Options.   Awards will contain a provision stating the duration of an Option, which duration may not exceed 10 years from the date of grant.

(v)      Options Granted to International Participants.  Options granted an Eligible Person who is subject to the laws of a country other than the United States of America may contain terms and conditions inconsistent with the provisions of this Plan or may be granted under such supplemental documents, as required or appropriate under such country’s laws.

(c)       Stock Appreciation Rights.  The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i)        Right to Payment.  A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise t, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B)  the grant price of the SAR, which payment may be satisfied by delivery of cash or Stock.

(ii)       Other Terms.  The Committee shall determine the terms and conditions of any SAR, including but not limited to, the times at which and the circumstances under which a SAR may be exercised, the method of exercise, the method of settlement, the method by which Stock, if any, will be delivered or deemed to be delivered to Participants.

(d)       Restricted Stock.  The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

(i)        Grant and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.

(ii)       Right as Shareowner.  Except to the extent limited under any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a shareowner, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee).

(iii)      Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to applicable restrictions, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv)      Dividends and Splits.  As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan.  Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e)       Deferred Stock Units.  The Committee is authorized to grant Deferred Stock Units to Eligible Persons, subject to the following terms and conditions:

(i)        Deferred Stock Unit Credit.  A Deferred Stock Unit shall be recorded in a bookkeeping reserve maintained by the Company as equivalent to the Fair Market Value of a share of the Company’s common stock on the date of grant, unless otherwise determined by the Company.

(ii)       Grant and Restrictions.  A Deferred Stock Unit shall be subject to such risk of forfeiture and other conditions as the Committee may impose, which restrictions may lapse, or conditions be satisfied, separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant.

(iii)      Dividend Equivalents and Interest Credits.  As specified in the Award agreement, Dividend Equivalents and/or Interest Credits related to a Deferred Stock Unit may also be credited on behalf of a Participant and/or converted to additional Deferred Stock Units.

(iv)      Settlement of Deferred Stock Units and Related Interests.  Deferred Stock Units represent the right to receive Stock, cash, or a combination at the end of a specified deferral period, as specified in the Award agreement or pursuant to the Committee’s determination.

7.         Certain Other Provisions Applicable to Awards.

(a)       Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or SAR exceed a period of ten years.

(b)       Exemptions from Section 16(b) Liability.  It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant).  Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, unless the Participant shall have acknowledged in writing that a transaction pursuant to such provision is to be non-exempt, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b) of the Exchange Act.

(c)       Cancellation of Awards.  Unless the Award agreement specifies otherwise, the Committee may cancel any unexpired, unpaid, or deferred Awards at any time, if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan including the following conditions:

(i)  Noncompetition.  A Participant shall not render services for any organization or engage directly or indirectly in any business which, in the judgment of the Chief Executive Officer of the Company or other senior officer designated by the Committee, is or becomes competitive with the Company.  For Participants whose employment has terminated, the judgment of the Chief Executive Officer or other senior officer designated by the Committee shall be based on the Participant’s position and responsibilities while employed by the Company, the Participant’s post-employment responsibilities and position with the other organization or business, the extent of past, current and potential competition or conflict between the Company and the other organization or business, the effect on the Company’s shareowners, customers, suppliers and competitors of the Participant assuming the post-employment position and such other considerations as are deemed relevant given the applicable facts and circumstances.  A Participant who has terminated employment shall be free, however, to purchase as an investment or otherwise, stock or other securities of such organization or business so long as they are listed upon a recognized securities exchange or traded over-the-counter, and such investment does not represent a greater than five percent equity interest in the organization or business.

(ii)  Confidentiality.  A Participant shall not, without prior written authorization from the Company, disclose to anyone outside the Company, or use in other than the Company’s business, any confidential information or material relating to the business of the Company that is acquired by the Participant either during or after employment with the Company.

(iii)  Intellectual Property.  A Participant shall disclose promptly and assign to the Company all right, title, and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by the Company, relating in any manner to the actual or anticipated business, research or development work of the Company and shall do anything reasonably necessary to enable the Company to secure a patent where appropriate in the United States and in foreign countries.

8.         Performance Awards.

(a)       Performance Conditions.  The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Section 8(b) in the case of a Performance Award intended to qualify under Code Section 162(m).

(b)       Performance Awards Granted to Covered Employees and Certain Eligible Persons.  If the Committee determines that a Performance Award to be granted to an Eligible Person who is or may become a Covered Employee should qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).

(i)        Performance Goals Generally.  The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance and associated maximum Award payments with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b).  Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto).  The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any performance goal or that more than one performance goal must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii)       Business Criteria.  One or more of the following business criteria for the Company, as defined by the Committee, on a consolidated basis, and/or for specified Subsidiaries or business units of the Company (except with respect to the total shareowner return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) Fair Market Value of shares of the Company’s common stock; (2) operating profit; (3) sales volume of the Company’s products; (4) earnings per share; (5) revenues; (6) cash flow; (7) cash flow return on investment; (8) return on assets, return on investment, return on capital, return on equity; (9) economic value added; (10) operating margin; (11) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (12) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of comparator companies.

(iii)      Performance Period; Timing for Establishing Performance Goals.  Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, which may overlap with another performance period or periods, of up to ten years, as specified by the Committee.  Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m).

 (c)      Written Determinations.  All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing in the case of any Award intended to qualify under Code Section 162(m).  The Committee may not delegate any responsibility relating to such Performance Awards.

(d)       Status of Section 8(b) Performance Awards Under Code Section 162(m).  It is the intent of the Company that Performance Awards under Section 8(b) granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute “performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder.  Accordingly, Sections 8(b), (c) and (d), shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder.  If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9.         Change in Control.  In the event of a “Change in Control,” the following provisions shall apply unless otherwise provided in the Award agreement:

(a)       Options and SARs.  Any Option or SAR carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested as of the time of the Change in Control and shall remain exercisable and vested for the balance of the stated term of such Option or SAR without regard to any termination of employment by the Participant, subject only to applicable restrictions set forth in Section 8(a).

(b)       Restricted Stock and Deferred Stock Units.  The restrictions, deferral of settlement, and forfeiture conditions applicable to any Restricted Stock or Deferred Stock Unit shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a).

(c)       Limitations on Company in Event of a Change in Control.   In the event of a Change in Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

10.       General Provisions.

(a)       Limits on Transferability; Beneficiaries.  Except as otherwise provided in this Section 10(a), no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative.

(i)        Transferability of Options.   Unless otherwise specified in the Award, an Option may be transferred pursuant to a domestic relations order issued by a court of competent jurisdiction or to an immediate family member of the Participant under such terms and conditions as may be determined, from time to time, by the Committee.  An “immediate family member” is defined as the Participant’s spouse, child, grandchild, parent or a trust established for the benefit of such family members.  With respect to any Option transferred pursuant to this Section 10(a)(i), any such Option shall be exercisable only by the designated transferee or the designated transferee’s legal representative.

(ii)       Transferability of Deferred Stock Units.   A Participant may designate one or more Beneficiaries to receive his or her interest under the Plan that is related to Deferred Stock Units in the event of his or her death.

(iii)      Beneficiaries and Transferees Subject to Terms of Award.   Any Beneficiary or transferee, or other person claiming any rights under the Plan from or through any Participant, shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(b)       Adjustments.  In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock which may be delivered in connection with Awards granted thereafter, (ii) the number and kind of shares of Stock by which annual per-person Award limitations are measured under Section 5, (iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards and (iv) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award.  Effective February 8, 2007, in the event of a material corporate transaction described therein which results in existing holders of the Company’s common stock holding stock that differ in kind, character or amount from the Company common stock previously held by them, the Committee shall provide such adjustments or substitutions with respect to the plan and to awards granted thereunder as are necessary and appropriate to prevent each holder of outstanding awards from experiencing a significant increase or decrease, solely by reason of such transaction: (a) in the case of stock options or similar awards, in the holder’s then existing spread value (i.e., the difference between the exercise price of the award and the fair market value of the related common stock) and, (b) in the case of restricted stock, restricted stock units, deferred stock units, or similar full value Awards, in the then existing fair market value (disregarding restrictions based on future service) of the holder’s awards.  The actions required by the preceding sentence shall in no event be interpreted to result in adjustments or substitutions greater than those needed to provide parity of treatment between the holders of such awards and holders of common stock of the Company, and may include without limitation the adjustments and actions described in Section 10(b) of the Plan.

The Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals related thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Subsidiary or business unit, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Performance Awards made under Section 8(b) to otherwise fail to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder.

(c)       Taxes.  The Company and any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  However, this authority shall not include withholding of taxes above the statutorily required withholding amounts where such excess withholding would result in an earnings charge to the Company under U.S. Generally Accepted Accounting Principles.

(d)       Changes to the Plan and Awards.  The Board or the Committee may amend, alter, suspend, discontinue or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of shareowners or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareowners not later than the annual meeting next following such Board action if such shareowner approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareowners for approval.  Notwithstanding the foregoing, no such action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award, without the consent of an affected Participant.  The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(e)       Limitation on Rights Conferred Under Plan.  Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Subsidiary, (ii) interfering in any way with the right of the Company or a Subsidiary to terminate any Eligible Person’s or Participant’s employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) except as provided in Section 6(d)(ii), conferring on a Participant any of the rights of a shareowner of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(f)        Unfunded Status of Awards; Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company’s obligations under the Plan.  Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.  The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(g)       Payments in the Event of Forfeitures; Fractional Shares.  Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration.  No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(h)       Governing Law.  The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with Georgia law, without giving effect to principles of conflicts of laws, and applicable federal law.

(i)  Code Section 409A.  This Plan and the Awards are generally not intended to be subject to Code Section 409A.  To the extent this Plan or Awards are subject to Section 409A, the Plan and Awards are intended to comply with Code Section 409A and shall be interpreted and operated accordingly.  If this Plan or any Award is subject to Code Section 409A, the Committee reserves the authority to amend this Plan or any Award as necessary to comply with Code Section 409A or to ensure that Code Section 409A does not apply to the Plan or the Award.